EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE American-: ASM

TSX-V: ASM

FSE: GV6

November 14, 2017

AVINO ANNOUNCES RECEIPT OF AMENDED OPERATING PERMIT FOR

THE BRALORNE GOLD MINE AND PROPOSED DRILL PROGRAM

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce that the Bralorne Gold Mine located near Gold Bridge, British Columbia, has received an approved Permit Amendment to the Mines Act Permit M207, which replaces the 100 tonne per day permit from 1996 that Bralorne has been operating under since Avino purchased the project in 2014.

Readers are cautioned that the following discussion concerning proposed operations and any decision by Avino to place the Bralorne Gold Mine into production are not based on a feasibility study or mineral reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and there are multiple technical and economic risks of failure, which are associated with any production decision. These risks, among others, include areas that would be analyzed in more detail in a feasibility study, such as applying economic analyses to resources and reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

In November 2015, the Company commissioned external consultants to design a new Reclamation Plan, and subsequently requested a Permit Amendment from the BC Ministry of Energy, Mines & Petroleum Resources. The amendment and Reclamation Plan was reviewed by First Nations and Ministry of Environment in the referral process. The referral process is a formal process through the BC Ministry of Mines and the Forestry, Lands and Natural Resource Operations.

The Amended Permit is for 100 tonnes per day throughput capacity which the Company anticipates further expanding for future operational efficiency. Due to the streamlining of the Government process, and the completion of further requirements, the Company anticipates an easier and quicker transition to an amended permit that will allow for future expansion.

The Permit Amendment provides a comprehensive and responsible Permit that will provide the Company with the reporting and monitoring required for the next steps in expansion consideration. Additionally, the Permit Amendment includes a boundary, and within this boundary lies the areas of the proposed drill program previously announced, see our news release dated July 10, 2017 http://www.avino.com/i/pdf/nr/2017-07-10_NR.pdf. With this drill program, the Company intends to update and increase the confidence in the resource.

“Receiving this Amended Permit is an important step in the Company’s strategic plan to bring the Bralone Gold Mine back into operation, and with this modern 100 tonne per day permit, we are now very close to receiving the deemed authorization required to commence the proposed drilling. The proposed drill programs comprise both surface and underground, and have been designed to better define resources near surface and above and below the 800 metre level.

Avino Silver & Gold Mines Ltd. - News Release – November 14, 2017

Avino Announces Receipt of Amended Operating Permit for Bralorne Gold Mine and Proposed Drill Program

The Company’s senior management and site personnel worked very closely with the Ministry of Energy, Mines & Petroleum Resources, and the Ministry of Environment, and met with the Chief Inspector and Deputy Chief Inspector to discuss environmental and permitting on a number of occasions. We wish to thank all those instrumental in the successful receipt of this permit, including the support from the First Nations and local communities.”

David Wolfin – President & CEO, Avino Silver & Gold Mine Mines Ltd.

Since acquiring Bralorne in 2014, the Company has completed its review of potential scenarios for developing an operating plan. A number of consultants engaged in environmental, permitting, mine design, mill design and upgrade, and infrastructure design and upgrade. The original phased plan was for the start-up of a small tonnage operation followed by expansion. However, during the work, our onsite consultants identified ground and safety issues in the existing 800 level tunnel. It was determined that the 800 level needed rehabilitative work, and consultants were engaged to review and develop a plan for the repairs. Given the proposed repairs, which would have restricted mine throughput, the construction of a new tunnel on the 800 level, which was originally included in a later phase, is now being evaluated. The consultant's recommendations were to construct a new tunnel on the 800 level due to the age and limiting size of the original main access tunnel, which also has issues with ground conditions. The future construction of a new 800 tunnel should allow earlier access to the resources below the 800 level. See our news release dated July 10, 2017 http://www.avino.com/i/pdf/nr/2017-07-10_NR.pdf.

Surface and Underground Drill Programs

With the receipt of the M207 permit, a surface and underground drill program is now planned for the winter, and the Company may now submit its application for the authorization to drill. The surface drill program will be designed to better define the resources near surface. The surface program has been designed by Bralorne’s independent consultant with the assistance of Bralorne geologists. This program will also include two geotechnical holes to determine the geotechnical characteristics of the proposed new tunnel on the 800 level. An underground drill program will be carried out to better define the resources above and below the 800 level. This program is currently being designed. It will require some excavation of drill crosscuts underground. Both programs will also be aimed at increasing the confidence of, and updating the resources.

While working towards receipt of the M207 operating permit, and since acquiring the Bralorne Gold Mine in 2014, the Company is pleased to have achieved the following key milestones:

•	Doubled the size of the original Water Treatment Plant (“WTP”) from 3.5 litres per second to 7 litres per second in 2015 as the mine water runoff during freshet increased significantly;
•	Constructed a new state of the art WTP in 2016 capable of treating 35 litres per second;
•	Raised the dam for the TSF by 2.4 metres in 2015;
•	Constructed a buttress at the toe of the dam for the Tailing Storage Facility (“TSF”) in 2016 and received approval to use the TSF in September, 2016;
•	An Interim Closure and Reclamation Plan was submitted in 2015 as part of the Amendment to the Mining Permit, which was reviewed by all proponents including the First Nations with extensive discussion and feedback, and has now been approved;
•	An independent consulting engineering firm was engaged in 2015 to prepare a conceptual mine plan followed by a few different operating scenarios culminating in the current plan to develop mineral resources including a different mining method, narrow vein long hole sub level retreat, where the walls and ore are competent, which is a safer, more productive mining method than the shrinkage and cut and fill methods used in the past;

Avino Silver & Gold Mines Ltd. - News Release – November 14, 2017

Avino Announces Receipt of Amended Operating Permit for Bralorne Gold Mine and Proposed Drill Program

•	Resources, which were updated in an NI-43-101 report dated October 20, 2016, were incorporated into the proposed mine plan;
•	An independent consulting engineering firm was engaged in 2016 to review the mill and surface infrastructure to determine the best way to upgrade these facilities, and a plan is now in place that has been accepted by the Company. The plan involves a new crushing plant and replacement of the mill equipment with larger equipment;
•	In 2016 and 2017, Bralorne, North Island College, the BC Government and First Nations completed two educational cohorts to provide basic mining training to 24 members of the St’at’imc First Nations in Lillooet, with another cohort about to start; and
•	A Letter of Intent (“LOI”) was signed with St'át'imc Eco-Resources Ltd. in May of 2017 to work together to form partnerships that will be beneficial to the First Nations, the communities and the Company in the development and operation of the Bralorne Gold Mine;
•	The old assay laboratory was dismantled to make room for a new one;
•	Demolition of an old ore bin for safety reasons has now been completed;
•	Engineering work is well underway for an amended permit to expand the operating rate now that the M207 permit has been approved;
•	More detailed engineering for the mine plan and permitting for the expanded operating rate;
•	Geotechnical engineering completed and approved by MEM (Ministry of Energy, Mines and Petroleum Resources) for rehabilitation of the 800 tunnel with work well underway;
•	Engineering for the expanded process plant and infrastructure for permitting; well underway
•	Engineering for new Thickener for a mill for expanded operating rate underway;
•	Removal of retired equipment (crushing plant, ball mill foundations and pedestals) completed;

Qualified Person(s)

Avino's projects are under the supervision of Fred Sveinson, B.A., B. Sc., P.Eng, Senior Mining Advisor, and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently ramping up for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. - News Release – November 14, 2017

Avino Announces Receipt of Amended Operating Permit for Bralorne Gold Mine and Proposed Drill Program

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, anticipated capital costs and operational costs, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties as set forth in our regulatory filings in Canada and the U.S.. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.